MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008

The following information should be read in conjunction with our unaudited interim consolidated financial statements as at September 30, 2008 and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis as at December 31, 2007 and related notes thereto. Our unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The Management’s Discussion and Analysis provides a review of the performance of the Company for the three-month period ended September 30, 2008, as compared to the three-month period ended September 30, 2007 and for the nine-month periods then ended. This review was performed by management with information available as at November 6, 2008. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to:

  our plans to develop and commercialize product candidates and the timing of these development programs;

  whether we will receive, and the timing and costs of obtaining, regulatory approvals;

  clinical development of our product candidates, including the results of current and future clinical trials;

  the benefits of our drug delivery technologies and product candidates as compared to others;

  our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;

  our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

  our estimates of the size of the potential markets for our product candidates;

  our selection and licensing of product candidates;

  our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

  sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

  our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

  the rate and degree of market acceptance of our products;

  the timing and amount of reimbursement for our products;

  the success and pricing of other competing therapies that may become available;

  our ability to retain and hire qualified employees;

  the manufacturing capacity of third-party manufacturers for our product candidates; and

  other risk factors discussed herein and listed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended December 31, 2007 filed on SEDAR.

Forward-looking statements reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking events and circumstances discussed in this Management’s Discussion and Analysis may not transpire, and you should not place undue reliance on these forward-looking statements since actual future results, conditions, actions or events may vary from the forward-looking information. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Management’s Discussion and Analysis. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this Management’s Discussion and Analysis, and particularly our forward-looking statements, with these cautionary statements.

LABOPHARM Q3 2008	3

MANAGEMENT'S DISCUSSION AND ANALYSIS

Where we say "we", "us", "our", or the "Company" we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.

OVERVIEW

We are an international, specialty pharmaceutical company focused on optimizing the performance of existing drugs by incorporating our proprietary, advanced controlled-release technologies. We have multiple products in development. Our lead product, a once-daily formulation of the analgesic tramadol designed to address the worldwide market for moderate to severe pain products, is being commercialized globally. Our once-daily tramadol product has been commercially launched in 14 countries and we are continuing to pursue launches in additional countries. Commercialization of our product in the U.S. is a top priority and we recently took the next step towards achievement of that goal following the U.S. Food and Drug Administration’s (FDA) assignment of January 2, 2009 as the action date for the complete response we submitted earlier this year. Our second product is a once-daily formulation of a novel serotonin antagonist reuptake inhibitor (SARI) containing trazodone for the treatment of depression. During the third quarter of 2008, we submitted a New Drug Application (NDA) for our once-daily SARI to the FDA. Our third product, a novel twice-daily formulation of the analgesic tramadol plus acetaminophen, is in a pivotal Phase III study with results expected in the second quarter of 2009. We are also developing a series of misuse and abuse deterrent products based on our proprietary Contramid-based technology platform. Additionally, we have other products in development utilizing both our Contramid± and our polymeric nano-delivery system™ (PNDS™) technologies. Our products address large market opportunities and we are in active discussion in several product areas with interested commercialization partners.

Our global commercialization program for our once-daily tramadol product recognizes three markets: Europe, the United States, and the rest of the world. We intend to successfully market our once-daily tramadol product primarily through a series of licensing and distribution arrangements. To date, we have entered into agreements for the distribution of our product in more than 50 countries globally, including 29 European countries and some of their overseas territories, the United States, Canada, South Korea, Australia, Israel, Turkey, Mexico and 20 other Latin American and Caribbean countries. We are also in discussions with potential partners to commercialize our once-daily tramadol product in other jurisdictions. We have either obtained regulatory approval, submitted applications for regulatory approval or are preparing to submit regulatory applications in approximately 40 countries.

In Europe, our product was launched initially in Germany in November 2005 and has since been launched in 10 additional European countries: Czech Republic, Slovakia, Italy, Spain, the United Kingdom, France, Belgium, Poland and, during the third quarter of 2008, Austria and Romania. In the rest of the world, our product has been launched in Canada, and, during the third quarter of 2008, South Korea and Australia. We plan to continue to launch our once-daily tramadol product in other countries throughout 2008 and beyond.

In the United States, we have received two approvable letters from the FDA, the first in September 2006 and the second in May 2007. Based on our belief that we have met the statutory standards for approval of our once-daily tramadol formulation, we appealed the FDA’s decision regarding our once-daily formulation of tramadol using the FDA’s Formal Dispute Resolution (FDR) process. Through the FDR process, the FDA suggested we submit additional statistical analysis of existing data as a means of satisfying its requirements. In July 2008, we submitted a complete response to the FDA, which centers on the additional analysis of existing data using the methodology suggested by the FDA. Our response was accepted by the FDA as a complete, Class 2 response and the FDA assigned January 2, 2009 as the action date under the Prescription Drug User Fee Act (PDUFA). We believe that the additional analysis confirms the conclusions of efficacy of our once-daily tramadol formulation consistent with previous analyses that were included in our NDA and additional submissions thereafter.

Our novel once-daily SARI containing trazodone is designed to address an unmet need in the US$20 billion global market for antidepressants. It is recognized that a major challenge in treating depression is poor patient compliance with taking their medication due to slow onset of action, exacerbation of sleep disturbance, agitation and sexual dysfunction. We believe that our once-daily SARI can not only treat depression but also reduce agitation and improve quality of sleep, thus improving compliance and reducing the need for add-on therapies. Earlier this year we completed a North American Phase III placebo-controlled clinical trial (04ACL3-001) for our formulation. The study demonstrated that our formulation of trazodone achieved statistical significance for the primary endpoint in the reduction of depression, and also demonstrated significantly improved patient sleep patterns. During the third quarter of 2008, we submitted an NDA for our once-daily SARI to the FDA. We also expect to submit a regulatory application in Canada during 2009. We have begun planning for commercialization, which includes initiating the transfer of the manufacturing process to a third-party commercial manufacturing site and initiating discussions with potential distributors in the U.S.

4	LABOPHARM Q3 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our twice-daily formulation of tramadol plus acetaminophen is designed to provide both immediate and sustained relief of moderate to severe pain. The pharmacokinetic study for our twice-daily tramadol and acetaminophen combination formulation demonstrated bioequivalence when compared with reference U.S. and European four-times-a-day products. Based on its potential efficacy, safety and convenience, we believe that our formulation could compete in the US$7 billion global market for prescription drugs that address acute pain. During the first half of 2008, we initiated a pivotal Phase III clinical trial (06CCL3-001) in North America for our formulation, and expect to be able to announce results in the second quarter of 2009.

Controlled-release medications offer significant value to patients, however, the misuse and abuse of some of these products, in particular some widely prescribed analgesics, is a serious and growing problem that can result in potentially dire consequences for patients and which creates significant risk for drug manufacturers. We believe the novel properties of our misuse and abuse deterrent technology will allow us to address not only intentional abuse of these drugs but also accidental misuse by legitimate patients, by far the larger of the two at-risk user groups. In addition, we believe our technology can be applied to combination drug products such as analgesics that contain active ingredients for both immediate and sustained pain relief. Preclinical in vitro proof of principle studies and a pharmacokinetic study of our technology platform using tramadol demonstrated controlled-release characteristics that were maintained under a variety of conditions intended to mimic acts of misuse or abuse. We expect to initiate pharmacokinetic studies on a first combination product in 2009.

The pharmacokinetic study for our twice-daily tramadol and acetaminophen combination formulation demonstrated that the acetaminophen component of the formulation rapidly achieved blood plasma levels associated with efficacy in the currently marketed product, followed by controlled-release characteristics. Consequently, we initiated development of a twice-daily formulation of acetaminophen for the sustained relief of mild to moderate pain. We are currently in the process of evaluating the commercial opportunity.

In addition to those products based on our Contramid± technology, we are developing product candidates based on our PNDS™ technology for the delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid- and preservative-free formulation of the intravenous anaesthetic propofol using our PNDS™ intravenous platform, as well as for SN-38, a currently intravenously administered colon cancer drug that we have formulated for oral administration using our PNDS™ oral platform. We are currently in discussions with potential partners with respect to the further development of our novel propofol formulation.

Our Goal

Our goal is to become a specialty pharmaceutical company, with the expertise and infrastructure to develop and commercialize proprietary therapeutics by taking them from the formulation stage through clinical development and regulatory approval to marketing and sales. We believe that full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Revenue

Revenue from product sales, corresponding gross margin, and royalties will be the key drivers of our performance as we pursue our activities. Through our license and distribution agreements, we expect to continue to launch our once-daily tramadol product in various markets throughout 2008 and beyond. The contribution of our once-daily tramadol product will vary for each country because of specific market conditions and/or pricing policies. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval processes required before we can market our once-daily tramadol in each jurisdiction. Since 2002, we have secured license agreements for marketing and distribution of our once-daily tramadol product that cover more than 50 countries, and which have generated $39.5 million to date in licensing payments. We believe that revenue growth should also be sustained by the additional products in our pipeline as we move them to commercialization. Our once-daily trazodone product could generate significant licensing payments in the near term as we move forward to secure a license and distribution agreement for the U.S. market.

LABOPHARM Q3 2008	5

MANAGEMENT'S DISCUSSION AND ANALYSIS

Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties to conduct our clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for our facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts.

Selling, General and Administrative Expenses

As we expand our operations in order to become a global commercial organization with significant product sales, our selling, general and administrative expenses should increase as we build our infrastructure for our sales, marketing, manufacturing, and product support efforts. These incremental costs to support commercial operations and product sales are necessary in order for us to remain a global organization with increasingly diverse operations, moving away from a primary focus on research and development activities.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, we adopted the following Handbook Sections, released by the Canadian Institute of Chartered Accountants ("CICA"): Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 10 of our interim consolidated financial statements.

Section 3862, Financial Instruments – Disclosures, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Disclosure requirements pertaining to Section 3862 are contained in note 11 of our interim consolidated financial statements.

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments – Disclosure and Presentation. The adoption of this section had no impact on our interim consolidated financial statements.

Section 3031, Inventories, replaces the previous standard for inventories, Section 3030. The new section is the Canadian equivalent to International Financial Reporting Standard IAS 2, Inventories. The application of this new section had an impact on our measurement of inventories. Under the new section, inventories should be measured at the lower of cost and net realizable value, while prior to the adoption of the new section, we valued our raw materials at the lower of cost and replacement cost. The transitional provision of the section required that the standard be applied to the opening inventory balance of the period, with any resulting adjustment recorded to the opening deficit. This change in the measurement method of raw materials resulted in an increase of $100,000 to the carrying value of raw materials as at January 1, 2008 and consequently the opening balance of deficit was reduced by $100,000. Prior periods were not restated. The adoption of this section had no other impact on our interim consolidated financial statements.

Section 1400, General Standards of Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of this section had no impact on our interim consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies and estimates remain substantially the same as reported in our Management’s Discussion and Analysis for the year ended December 31, 2007, as included in our annual report, except for the following estimates:

Impairment of Long-term Investment

At September 30, 2008, we held Canadian third-party asset-backed commercial paper ("ABCP") in Aurora Trust Series A with a principal value at maturity of $5,751,000. At the date we acquired this investment in May 2007, it was rated R1 (High) by DBRS Limited ("DBRS"), the highest credit rating issued for commercial paper by DBRS. This investment matured on October 15, 2007 but, as a result of illiquidity in the Canadian ABCP market, it did not settle on maturity. As a result, we have classified our ABCP investment as long-term. The ABCP in which we have invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available.
6	LABOPHARM Q3 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed (the "Committee"). The Committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.

On March 20, 2008, the Committee issued an information statement (the "Information Statement") containing details about the proposed restructuring. Based on this and other public information it is estimated that we will, on restructuring, receive Class A-1, Class A-2, Class B and Class C long-term floating rate notes with par values of $1,767,000, $3,252,000, $560,000, and $172,000, respectively, and having maturities of approximately eight years. The Class A-1 and A-2 notes are expected by the Committee to obtain an AA credit rating while the Class B and Class C notes are likely to be unrated. On April 25, 2008, a majority of the ABCP holders voted in favour of the restructuring proposal. On June 5, 2008, a court order sanctioning the restructuring of the ABCP was made pursuant to the Companies’ Creditors Arrangement Act.

The valuation technique we used to estimate the fair value of our investment in ABCP as at September 30, 2008, incorporates probability weighted discounted cash flows considering the available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement and the risks associated with the long-term floating rate notes. We assume that the notes will generate a weighted average interest rate of 2.6% [June 30, 2008 – 3.4%]. One of the cash flow scenarios modeled is a liquidation scenario whereby, if the restructuring is not successfully completed, recovery of our investment is through the liquidation of the underlying assets of the ABCP trusts.

Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using average yield of AA rated corporate bonds having similar maturities, adjusted for consideration of additional risk for the lack of information, lack of liquidity and uncertainty with respect to the exact nature of the resulting instrument. A weighted average discount rate of 9.7% [June 30, 2008 – 8.5%] was used in our fair-value estimate of our ABCP. An increase in the estimated discount rates of 1% would reduce the estimated fair value of our investment in ABCP by approximately $255,000.

The recalibration of the valuation model as at September 30, 2008 based on current available information resulted in an estimated fair value of the ABCP of $3,378,000. This represents a reduction in the estimated fair value of $400,000 (excluding additional accrued interest) as a result of the recent financial and credit market condition. This fair value represents approximately 59% of the principal value as at September 30, 2008.

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of our investment in this ABCP which could impact our near term earnings.

Deferred revenue

In 2005, we received a non-refundable up-front licensing payment of $23.1 million [US$20 million] from Purdue Pharma Products L.P. ["Purdue Pharma"], which was being recognized as revenue on a straight-line basis until July 2011 which was the estimated term over which we had substantive contractual obligations. During the quarter ended September 30, 2008, we changed the estimated period over which the remaining balance of deferred revenue will be recognized to income, based on regulatory developments which shortened the estimated period over which we will have substantive contractual obligations towards Purdue Pharma, currently estimated to be until November 2010. This period may be shortened or extended further if future events modify the expected term over which we maintain substantive contractual obligations to Purdue Pharma. Prior to July 1, 2008, we were recognizing $679,000 per quarter as licensing revenue with respect to this up-front payment; following this change in estimate, the amount is $867,000.
LABOPHARM Q3 2008	7

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

Revenue

For the three-month and nine-month periods ended September 30, 2008, total revenue amounted to $9,439,000 and $17,581,000, respectively compared to $5,093,000 and $16,362,000 for the corresponding periods in 2007.

For the three-month period ended September 30, 2008, product sales of our once-daily tramadol were $3,863,000 compared to $2,818,000 for the corresponding period last year. During the third quarter of 2008, sales to our partner in Canada were higher than in the corresponding period last year and we initiated shipments to Australia. Products sales for the quarter ended September 30, 2008 also include a sales volume milestone. Under the terms of a distribution and license agreement, we are entitled to receive a milestone payment of $500,000 upon the achievement of a certain annual sales volume by the licensee. During the three-month period ended September 30, 2008, the licensee advised us that the annual sales volume had been achieved. However, we agreed to forego up to $400,000 of the milestone payment in order to contribute to a specific marketing program of the licensee. The licensee will reimburse us for any difference between our actual share of the costs incurred and the foregone $400,000 milestone payment. As a result, a net amount of $100,000 was recorded in product sales during the quarter ended September 30, 2008.

For the nine-month period ended September 30, 2008, product sales of our once-daily tramadol were $9,880,000, compared to $10,359,000 for the corresponding period last year. While our product sales to our partners are lower in 2008 than in 2007, end-user market sales are significantly higher. The reason this is not reflected in our year-over-year product sales is that in 2007, a large portion of our sales were for initial launch quantities in new markets and some of our partners entered 2008 with high inventory levels that needed to be reduced.

During the three-month period ended September 30, 2008, we recognized licensing revenue of $5,576,000, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for once-daily tramadol. Licensing revenue for the three-month period ended September 30, 2007 was $1,058,000. For the nine-month period ended September 30, 2008, licensing revenue amounted to $7,701,000 compared to $4,786,000 for the corresponding period last year. During the three-month period ended September 30, 2008, we reached an agreement with Recordati Ireland Ltd. ("Recordati") to reacquire the sales and marketing rights to our once-daily tramadol product for the United Kingdom. Under the terms of this agreement, we received a payment of $1,118,000 [700,000 euros] from Recordati, of which $106,000 was in consideration of an account receivable related to a portion of a milestone payment previously recognized, and repurchased finished goods inventory for a cash consideration of $269,000. Prior to the conclusion of this agreement, we were recognizing as licensing revenue $102,000 per quarter on a straight-line basis for licensing payments previously received from Recordati. Following the conclusion of this agreement we have no further substantive contractual obligations towards Recordati and the balance of the deferred licensing payments previously received and amounting to $3,411,000 was recognized as licensing revenue in the quarter ended September 30, 2008, together with the unrecognized portion of the $1,118,000 payment amounting to $1,012,000.

For the three-month and nine-month periods ended September 30, 2007, revenue generated from research and development collaborations amounted to $1,217,000 while there was no revenue generated from research and development collaborations in the corresponding periods of 2008. This revenue was derived from our collaboration with an existing partner under which we were engaged to develop an additional dosage strength of our once-daily tramadol.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Cost of Goods Sold

For the three-month and nine-month periods ended September 30, 2008, our cost of goods sold (which excludes depreciation) was $1,755,000 and $4,389,000 respectively, compared to $1,012,000 and $6,716,000 for the corresponding periods last year. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

Cost of goods sold for the three-month period ended September 30, 2008 includes an inventory write-down of $207,000, in relation to the finished goods inventory which we repurchased from Recordati as part of the termination agreement. The write-down was necessary due to the relatively low remaining shelf life of these products and our estimate of their net realizable value.

During the quarter ended September 30, 2007, we settled a dispute with a vendor in relation to services performed in 2006. As a result of this settlement, we reversed, in cost of goods sold, previously recorded accounts payable to the vendor total-ling $236,000. During the nine-month period ended September 30, 2007, following the receipt of the second approvable letter from the FDA for our once-daily tramadol product, we recorded a provision of $1,742,000 for previously capitalized inventory costs and related deposits to manufacturers, which we had incurred in anticipation of U.S. approval in June 2007, and our plan to launch as quickly as possible thereafter. These costs had been capitalized prior to regulatory approval, based on our best estimate of the timing of the launch.

FOR THE:	THREE MONTHS ENDED			NINE MONTHS ENDED
[in thousands of Canadian dollars]	SEPT. 30, 2008	SEPT. 30, 2007	SEPT. 30, 2008	SEPT. 30, 2007
Product sales	3,863	2,818	9,880	10,359
Cost of goods sold	1,755	1,012	4,389	6,716
Gross margin	2,108	1,806	5,491	3,643
Gross margin %	55%	64%	56%	35%
Adjusted gross margin %	60%[1]	56%[2]	58%[1]	50%[3]

1 Adjusted to exclude the inventory provision of $207,000.
2 Adjusted to exclude the favourable adjustment of $236,000 relative to a dispute settlement.
3 Adjusted to exclude the inventory provision of $1,742,000 and to exclude the favourable adjustment of $236,000 relative to a dispute settlement.

For the three-month and nine-month periods ended September 30, 2008, adjusted gross margin as a percentage of product sales revenue (which excludes the aforementioned provision) is 60% and 58% respectively, compared to an adjusted gross margin of 56% and 50% for the corresponding periods in 2007. In 2008, the increase in our gross margin percentage compared to 2007 reflects primarily lower packaging costs and a lower average royalty rate paid for our once-daily tramadol product. The reduction in our packaging costs is the result of pricing negotiations with our vendor, and reflects our continued efforts to reduce our costs of goods sold to improve our gross margin. Our gross margin will vary primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the three-month period ended September 30, 2008 were $7,267,000 compared to $7,898,000 for the three-month period ended September 30, 2007. The decrease is primarily due to lower clinical trial expenses. Despite the increased level of clinical trial activity in the current quarter compared to the same period in 2007, clinical trials expenses were relatively lower, primarily because the Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen (06CCL3-001) is significantly less expensive than the Phase III clinical trial for our once-daily formulation of trazodone (04ACL3-001) for which enrolment was completed in the third quarter of 2007. This decrease was partially offset by the filing fees of $1,196,000 associated with the submission to the FDA of our NDA for our once-daily trazodone product, which were paid during the quarter.

For the nine-month period ended September 30, 2008, research and development expenses (before government assistance) were $21,111,000 compared with $19,699,000 for the nine-month period ended September 30, 2007. This increase is primarily the result of the trazodone filing fees as well as an increase in our internal development activities for our multiple product candidates. The increase was partly offset by lower clinical trial costs.

LABOPHARM Q3 2008	9

MANAGEMENT'S DISCUSSION AND ANALYSIS

Research and development tax credits for the quarter ended September 30, 2008 were $1,000,000 compared to $753,000 in the corresponding quarter of 2007. For the nine-month period ended September 30, 2008, research and development tax credits amounted to $2,847,000 compared to $2,403,000 for the corresponding period last year. During the first quarter of 2008, we released reserves of $450,000 following the audit by the tax authorities of our provincial research and development tax credit claims for the years 2004 to 2006. The research and development tax credits by jurisdiction are as follows:
FOR THE:	THREE MONTHS ENDED		NINE MONTHS ENDED
[in thousands of Canadian dollars]	SEPT. 30, 2008	SEPT. 30, 2007	SEPT. 30, 2008	SEPT. 30, 2007
Canadian federal research and development tax credits	700	483	1,500	1,684
Provincial research and development tax credits	300	270	1,347	719
	1,000	753	2,847	2,403

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the quarter ended September 30, 2008 were $4,888,000 compared to $4,622,000 for the quarter ended September 30, 2007. The increase in selling, general and administrative expenses is primarily due to higher headcount and related compensation expense, together with increased marketing expenses, market research and legal fees, partially offset by a lower non-cash stock-based compensation expense. For the nine-month period ended September 30, 2008, selling, general and administrative expenses amounted to $15,766,000, relatively unchanged from $15,840,000 for the corresponding period last year. A decrease in non-cash stock-based compensation of $1,311,000 was virtually offset by increased compensation expense and increased legal fees including patent litigation costs of $924,000 [US$903,000] recorded in the second quarter of 2008.

Financial Expenses

Financial expenses for the quarter ended September 30, 2008 were $733,000 compared to $434,000 for the quarter ended September 30, 2007. For the nine-month period ended September 30, 2008, financial expenses amounted to $2,153,000 compared to $1,474,000 for the corresponding period in 2007. The increase is primarily attributable to the higher average outstanding long-term debt balance in the three-month and nine-month periods ended September 30, 2008.

Impairment of Long-term Investment

During the third quarter of 2008 we recorded an additional impairment loss on our long-term investment of $400,000, to consider our revision of the estimate of the fair-value of the ABCP as at September 30, 2008, bringing the total impairment charge for the nine-month period ending September 30, 2008 to $1,091,000. For the quarter ended September 30, 2007, we recorded an impairment loss on our long-term investment of $874,000. It is reasonably possible that the amount ultimately recovered may differ materially from the estimated fair value of this long-term investment.

Interest Income

Interest income for the quarter ended September 30, 2008 was $351,000 compared to $810,000 for the quarter ended September 30, 2007. For the nine-month period ended September 30, 2008 interest income totalled $1,554,000 compared to $2,707,000 in the corresponding period in 2007. The decrease is primarily attributable to a lower average balance of cash and investment balances, combined with lower average rates of return earned on our investments in 2008.

Foreign Exchange Loss (Gain)

For the quarter ended September 30, 2008, we recorded a foreign exchange loss of $488,000, compared to a gain of $107,000 for the quarter ended September 30, 2007. The foreign exchange loss in the quarter ended September 30, 2008 resulted from the relative weakening of the Canadian currency versus the US dollar and the unfavourable impact this fluctuation had on the term loan denominated in US currency, partly offset by the favourable impact on our cash balance denominated in US currency. For the nine-month period ended September 30, 2008, the foreign exchange loss amounted to $196,000 compared to a loss of $280,000 for the corresponding period in 2007. The loss realized during the nine-month period ended September 30, 2008 is attributable to the same foreign exchange variation described above, whereas the loss in the nine-month period ended September 30, 3007 was primarily attributable to the strengthening of the Canadian currency versus the Euro and the unfavourable impact this had on the cash held on the Euro denominated accounts.
10	LABOPHARM Q3 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Income Taxes

For the quarter ended September 30, 2008, income tax expense amounted to $700,000 compared to $444,000 for the quarter ended September 30, 2007. For the nine-month period ended September 30, 2008, income tax expense amounted to $1,500,000 compared to $1,646,000 for the corresponding period of the previous year. For both 2008 and 2007, we have not deducted certain discretionary research and development expenses, in order to record sufficient Canadian Federal taxable income to allow us to utilize our non refundable Canadian Federal research and development tax credits. These Canadian Federal research and development tax credits have a limited carryforward period, whereas the discretionary research and development expenses have an unlimited carryforward period.

Net Loss and Net Loss Per Common Share

Net loss for the three-month period ended September 30, 2008 was $5,977,000 or $0.11 per common share, compared to $9,031,000 or $0.16 per common share, for the three-month period ended September 30, 2007. For the nine-month period ended September 30, 2008, net loss was $25,809,000 or $0.45 per common share, compared with $26,539,000, or $0.47 per common share for the corresponding period last year. For both the three-month and the nine-month periods ended September 30, 2008, the net loss decreased primarily as a result of higher revenue.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	FOR THE THREE MONTHS ENDED
[in thousands of Canadian	SEPT. 30,	JUNE 30,	MARCH 31,	DEC. 31,	SEPT. 30,	JUNE 30,	MARCH 31,	DEC. 31,
dollars, except per share data]	2008	2008	2008	2007	2007	2007	2007	2006
Product sales	3,863	3,859	2,158	1,576	2,818	4,149	3,392	2,819
Licensing and other	5,576	1,064	1,061	1,060	2,275	1,707	2,021	2,339
Total Revenue	9,439	4,923	3,219	2,636	5,093	5,856	5,413	5,158
Net loss	(5,977)	(10,140)	(9,692)	(10,036)	(9,031)	(11,009)	(6,499)	(7,165)
Basic and diluted net loss
per common share	(0.11)	(0.18)	(0.17)	(0.18)	(0.16)	(0.19)	(0.11)	(0.13)

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity and Funding Requirements

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. At September 30, 2008, we had an accumulated deficit of $230,733,000. To date, we have financed our cash requirements primarily through share issuances, debt financing, licensing payments, investment tax credits, collaborative research contracts and interest income.

Subsequent to quarter end, on October 16, 2008, under the terms of our term loan agreement entered into in June 2005 and subsequently amended in December 2007 and on October 14, 2008, we borrowed an additional $5,837,000 [US$5,000,000]. Under the terms of the October 14, 2008 amendment, the remaining US$5,000,000 of funds available under the term loan agreement will be available for drawdown from April 30, 2009 through June 30, 2009.

Cash, cash equivalents and available-for-sale marketable securities totalled $44,068,000 as at September 30, 2008 compared to $71,899,000 as at December 31, 2007, a decrease of $27,831,000, primarily as a result of funds used in operating activities. In addition, we held an investment in ABCP having a principal value of $5,751,000 and an estimated fair value as at September 30, 2008, of $3,378,000 which has been classified as a long-term investment. The investment of those funds is governed by our corporate investing policy. As at September 30, 2008, our marketable securities were comprised of government-backed securities including bonds and commercial paper issued by provincial and federal institutions and municipal bonds.

LABOPHARM Q3 2008	11

MANAGEMENT'S DISCUSSION AND ANALYSIS

As at September 30, 2008, working capital1 was $38,030,000. Accounts receivable totalled $2,827,000 as at September 30, 2008 and primarily included trade receivables and sales taxes receivable. Research and development tax credits receivable totalled $2,097,000 and included the estimated tax credits earned for the year ended December 31, 2007 and for the nine-month period ended September 30, 2008. Inventories totalled $1,695,000 and consisted of raw materials, intermediate finished product (primarily bulk tablets) and finished packaged goods, for ongoing commercialization. Accounts payable and accrued liabilities totalled $8,075,000 as at September 30, 2008 and included trade payables, accrued payroll and related expenses as well as other payables. Deferred revenue totalled $14,877,000 as at September 30, 2008 and included the unrecognized portion of the licensing fees received from the various licensees of once-daily tramadol. These licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee.

Under our current operating plan, we believe that our current cash, cash equivalents and marketable securities, potential proceeds from our term loan agreement, and research and development tax credits should be sufficient to finance our operations and capital needs for approximately eighteen months. Potential funding from additional license agreements for our most advanced products should extend our cash autonomy further. However, in light of the inherent uncertainties associated with research and development programs, the scale-up and commercialization of products, the results of clinical testing, the receipt of regulatory approval of certain products and the ability to secure licensing agreements, it may be necessary for us to either (i) raise additional funds for the continuing development and marketing of our products, or (ii) delay or scale-back our development programs. Furthermore, additional financing may also be required for business acquisitions or to acquire additional products or technologies.

Considering the recent financial market conditions and the increasing difficulties for companies to obtain financing, we are reviewing our overall capital management strategy. In order to ensure that we do have enough cash and cash equivalents to finance our operations and capital needs for approximately eighteen months, we undertook the following measures:

  Scaling down on certain early-stage research and development programs by way of postponement of high cost third-party development activities such as clinical trials, as well as implementation of other cost reduction initiatives;

  Cash equivalents and marketable securities maturing in the quarter were invested in government-backed securities.

Several triggering events could significantly improve our cash flow from operating activities over the course of the upcoming quarters, including an approval and subsequent launch of our once-daily tramadol product in the U.S., and potential up-front and milestone payments from a distribution and license agreement for our once-daily trazodone product in the U.S., as well as subsequent revenue from product launch, should this product be approved in the U.S. in the second half of 2009. Until such time as these events are confirmed, we will continue to closely monitor our capital structure and liquidity needs and push-back on discretionary expenditures.

Cash Flows

Funds used in operating activities prior to net changes in non-cash operating items amounted to $3,877,000 for the quarter ended September 30, 2008, compared to $7,056,000 for the quarter ended September 30, 2007, decreasing primarily as a result of our lower net loss. The net change in non-cash operating items represented a use of cash of $6,623,000 for the three-month period ended September 30, 2008, compared to funds generated from non-cash operating items of $1,008,000 for the corresponding period in 2007, a decrease due primarily to the recognition of deferred revenue in relation to the termination of the agreement with Recordati and a decrease in our accounts payable. For the nine-month period ended September 30, 2008, funds used in operating activities prior to net changes in non-cash operating items amounted to $20,445,000, virtually unchanged from $20,078,000 for the nine-month period ended September 30, 2007. Net changes in non-cash operating items represented a use of cash of $5,906,000 for the nine-month period ended September 30, 2008, compared to funds generated from non-cash operating items of $1,116,000 for the corresponding period in 2007, a decrease due primarily to the recognition of deferred revenue, and to a decrease in our accounts payable.

Funds generated from or used by investing activities primarily reflect the proceeds from maturities or disposal of marketable securities, net of their reinvestment. In addition, capital expenditures for the current quarter were $328,000 compared to $788,000 for the three-month period ended September 30, 2007. For the nine-month period ended September 30, 2008, capital expenditures were $1,753,000 compared to $2,057,000 for the corresponding period in 2007. Capital expenditures for the first nine months of 2008 were primarily related to the acquisition of laboratory equipment, office and information technology equipment, building improvements and patents and trademarks.

1 Working capital is not a measure defined by GAAP and is here calculated as total current assets less total current liabilities. Working capital, as calculated by us, may not be comparable to similar measures presented by other issuers.
12	LABOPHARM Q3 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2008, funds used by our financing activities amounted to $63,000 compared to $1,028,000 for the quarter ended September 30, 2007. For the nine-month period ended September 30, 2008, funds used by our financing activities amounted to $248,000 compared to $2,907,000 for the nine-month period ended September 30, 2007. The lower use of funds in 2008 is primarily due to the fact that no principal repayments are payable in 2008 under the terms of the amendment to our term loan agreement executed in December 2007, while 2007 included principal repayments of our former term loan.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of November 6, 2008 is 56,826,063 and remained unchanged since September 30, 2008. The number of stock options outstanding as of November 6, 2008 is 4,501,145 and has increased by 44,995 since September 30, 2008 due to the grant of stock options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISKS

Disclosure of the fair value of the financial instruments, foreign currency risk, interest rate risk, credit risk and liquidity risk is presented in note 11 of our unaudited interim consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for our interim and annual financial statements beginning on January 1, 2009. We are currently assessing the impact of the adoption of this new Section on our consolidated financial statements.

The CICA will converge Canadian GAAP with International Financial Reporting Standards ["IFRS"] over a transition period to end in 2011. We are currently preparing our IFRS conversion plan. The plan will be aimed in particular at identifying the differences between IFRS and our current accounting policies, as well as assessing the impact of various accounting alternatives offered pursuant to IFRS. We will invest in training and resources throughout the transition period to facilitate a timely conversion. The impact on our financial reporting cannot be reasonably estimated at this time.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the Canadian Securities Administrators Multilateral Instrument 52-109, we have filed certificates signed by the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer that, among other things, report on the design and effectiveness of disclosure controls and procedures, and the design of internal control over financial reporting.

We have designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer, particularly during the period in which the interim filings are being prepared.

We have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with our GAAP.

All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

There were no changes in our internal controls over financial reporting that occurred during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
LABOPHARM Q3 2008	13